SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company with Authorized Capital

Regular and Special Shareholders’ Meetings
CALL NOTICE

The Board of Directors of Vivo Participações S.A., herein represented by its Chairman, Mr. Luis Miguel Gilpérez López, is honored to invite the shareholders to attend the REGULAR AND SPECIAL SHAREHOLDERS’ MEETINGS, to be held at 03:00 p.m., on April 16, 2010, at the Company’s head-office, on Av. Roque Petroni Júnior, nº 1464, auditorium, in this city, to pass resolutions on the following Agenda:

At the Regular Shareholders’ Meeting:

I – Analysis, discussion and voting of the Management Report, the Financial Statements and respective Independent Auditors’ and Statutory Audit Committee’s opinions, for the fiscal year ended on December 31, 2009.

II – To decide on the capital budget for fiscal year 2010.

III – To decide on the allocation of the profit for the fiscal year ended on 12.31.20009.

IV – To elect members to the Statutory Audit Committee and set their respective compensation.

At the Special Shareholders’ Meeting:

I – To set the overall annual compensation of the Directors and Executive Officers.

In compliance with CVM Instructions no. 165/91 and no. 282/98, it is hereby informed that the minimum percentage interest in the voting capital of the Company, as necessary for requiring the adoption of the multiple vote process, is five percent (5%).

In order to attend the Meeting, the shareholders, their legal representatives or proxies shall be required to abide by the provisions set forth in article 126 of Law 6404/76, by providing a competent identification document and evidence of their capacity as shareholders of the Company, as issued by a trustee institution or custodian agent, showing their shareholding capacity.

The documents and information relating to the matters to be discussed at the Regular Shareholders’ Meeting called herein have been available to the shareholders at the Company’s head-office, as well as on the websites of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and of the BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (Stock, Commodities and Securities Exchange) (www.bmfbovespa.com.br), since March 15, 2010, in conformity with the provisions in the Corporation Law and in CVM Instruction no. 481/2009

São Paulo, March 29, 2010.

Luis Miguel Gilpérez López
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 06, 2010

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.